FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press release

Paris, Friday 31 January 2003

Acea S.p.A and Ondeo Italy (SUEZ Environment) to manage water and wastewater services for Pisa (Italy)

•	Expected turnover of 1.2 billion € uros over 20 years
•	800,000 inhabitants in Pisa and surrounding areas

Further to an international call for tenders, ACEA S.p.A* and Ondeo Italy (SUEZ Environment) in association with the Bank Monte dei Paschi di Siena and the Caltagirone group, have been awarded a water concession contract for the region of Pisa (Tuscany).

This contract, managed by Acque S.p.A, represents turnover of 1.2 billion €uros over 20 years, covers water and wastewater management for all 57 municipalities in the region of Pisa, or a total 800,000 inhabitants. The contract involves the entire water cycle for the region (production and distribution of drinking water, collection and treatment of wastewater), including the invoicing and management of the customers supplied.

The contract falls within the framework of the Galli Act, which is designed to modernise the water sector in Italy, and in particular encourage local authorities to work closely with private operators. Ondeo’s presence in Italy is strengthened by this contract and in particular in Tuscany:

•	since 1999, Ondeo has managed the water and wastewater services of the Arezzo province, representing some 37 municipalities and 350,000 inhabitants.
•	since 1990, Ondeo has managed water distribution for the municipalities of Montecatini and Fiesole (in the vicinity of Florence), with 70,000 inhabitants;

In addition to the Pisa contract, Ondeo Italy and Acea S.p.A have also been pre-selected for the privatization of the water services of Sienna (350,000 inhabitants). These water contracts form part of a more global cooperation project with Acea S.p.A, with which SUEZ set up a joint venture for power production in 2002.

Ondeo is the water division of SUEZ Environment. The world’s premier water-related solutions provider, Ondeo manages water and wastewater services for 125 million people, provides services for 60,000 industrial customers, and has built more than 10,000 water treatment plants worldwide.

SUEZ Environment press contacts:

Laurence Mugniery: +33 (0)1 58 18 41 80 / Pascal Busch: +33 (0)1 58 18 43 27

*	Acea S.p.A., a company listed on the Italian stock exchange and controlled by Rome city hall, manages the water and energy services for the city of Rome. In the water sector, Acea S.p.A. is the leading operator in Italy, in charge of water management for the province of Frosinone, for the basin of Sarnese Vesuviano in the region of Naples and for half the city of Genoa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 3, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary